Filed by Pagaya Technologies Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EJF Acquisition Corp.

(SEC File No.: 001-40113)

Date: September 16, 2021

On September 16, 2021, Gal Krubiner, Chief Executive Officer of Pagaya Technologies Ltd. (“Pagaya”), was interviewed regarding Pagaya’s previously announced transaction with EJF Acquisition Corp. A transcript from the interview is set forth below.

Host: In the Financial space, financial technology company, Pagaya has expanded its access to consumer loans through proprietary as has announced, it’s hitting the public market via a special purpose acquisition company, the SPAC comes through a combination with EJF leading investor in the US banking sector, and Pagaya CEO Gal Krubiner and joins us now for an exclusive interview. I mean, healthy valuation, in the tune of about 9 billion I understand. Let’s talk Gal about what exactly you do. You’re working across consumer loans, auto loans, all sorts of areas of finance, where are you trying to make it more efficient?

Gal Krubiner: Hi, Caroline, thank you so much for having me today. I’m super excited to be here. And to your question, Pagaya is a very unique company, we have created a very strong AI network that is enabling our partners to create a better outcome for their customers. And if you think about it, then you touch exactly the markets that you spoke about, let it be the auto loans, let it be the personal loan, there is eventually a customer that is going into these places in the dealership in the store and is looking to get access to credit, in order to be able to facilitate what he needs and wants to do. Now, Pagaya through a very unique AI technology that we have created, is connecting to these different partners and enabling that transaction to happen. And what we’re actually creating is the use of the technology and unlocking of that in order to bring a win win win situation to both the customer the store, to the lender, or the partner that we’re dealing with, and to investors behind us which we are financing that through them. And obviously Pagaya sits in the middle with a strong technology, enabling all of that combination in a heartbeat in real time, every day.

Host: How do you make money?

Gal Krubiner: So the making money is actually by setting these assets that we are creating into institutional clients and getting a fee as part of that transaction.

Host: So you’re the wrapping thereof, interesting Gal. How much does ethics come to bear within your business, many worry about artificial intelligence. And the areas particularly within loan within credit extended, that ensure that we’re not building biases, here we’re not is extending consumer loans, home loans, I know you want to get into the mortgage market, auto loans, too, we’re not doing the wrong sort of credit checks and these sorts of people. How are you looking at that is that something that is impacting your business or not?

Gal Krubiner: Of course, of course, in any scheme, imagine the ability to use technology to do all this stuff. And the ability to utilize that to unlock the power for the one who should actually get it and not to the one who should not get it. That’s the big difference, like the ability to be able to determine who are the consumers, the customers that you get all of that issue enhanced by that. And we’re actually the ones who shouldn’t. So we’re more proud of that. And obviously, the understanding of the ethics behind that is definitely a crucial part of all of that in the ability to understand how you do that. And in Pagaya, we are a very established organization from all of these discussions. And as a very defensive management, we are taking that to the highest approach and style that you can think of.

Host: Very swiftly. Why a SPAC, Why that exit route?

Gal Krubiner: So I think the real answer is been from two different combination. First of all, it’s the partners. EJFA are an amazing partner. Manuel Friedman, who is the owner is coming from a very strong financial background, they are considered to be one of the strongest institutional investors in the space of banking, in a very strong history of ability to invest in these things. And then you have Pagaya on the other side, which is a disruptive, strong, young company. The combination is super powerful. And we’re actually building here at [inaudible]. We’re building here the future growth of the company more than an actual transaction. And the other piece is time to market is the ability to do all of that good thing and to accelerate the growth of the company and to be able to get more partners to the network that will be able to enable more of the customers in a shorter period of time.

Host: And on the cutting edge of FinTech – Gal Krubiner, thanks for your time. CEO of Pagaya there on going public via a special purpose acquisition company. Now that does it for this video.

Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJF Acquisition Corp. (“EJFA”), Pagaya or the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger providing for the business combination (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the shareholders of EJFA or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Pagaya as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by EJFA. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA and Pagaya undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pagaya’s and EJFA’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Pagaya or EJFA, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

The financial information included in this communication has been taken from or prepared based on Pagaya’s historical financial statements. Pagaya’s historical financial statements have been audited by Ernst & Young in accordance with generally accepted auditing standards in Israel and prepared in conformity with U.S. Generally Accepted Accounting Principles. Pagaya’s historical financial statements have not been audited in accordance with the Public Company Oversight Board (“PCAOB”) standards or prepared in accordance with Regulation S-X promulgated under the Securities Act of 1933, as amended. Pagaya cannot assure you that, had the historical financial information included in this communication been compliant with Regulation S-X and audited in accordance with PCAOB standards, there would not be differences, and such differences could be material. An audit of Pagaya’s financial statements in accordance with PCAOB standards is currently in process and will be included in the proxy statement/prospectus with respect to the business combination. Accordingly, there may be material differences between the presentation of Pagaya’s historical financial statements included in this communication and in the proxy statement/prospectus, including with respect to, among others, the method of accounting for, off balance sheet items, timing of revenue recognition and asset classification.

Non-Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pagaya, EJFA or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Information and Where to Find It

In connection with the proposed business combination between Pagaya and EJFA, Pagaya intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to shareholders of EJFA in connection with EJFA’s solicitation of proxies for the vote by its shareholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the SEC, EJFA will mail a definitive proxy statement / prospectus to its shareholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Pagaya or EJFA may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with EJFA’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Pagaya, EJFA and the proposed transaction. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Pagaya’s website at www.pagaya.com, or by directing a request to: EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

Participants in the Solicitation

Pagaya and EJFA and their respective directors and officers may be deemed participants in the solicitation of proxies of EJFA’s shareholders in connection with the proposed business combination. EJFA’s shareholders, Pagaya’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Pagaya and EJFA at Pagaya’s website at www.pagaya.com, or in EJFA’s registration statement on Form S-1 filed on February 18, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EJFA’s shareholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.